Exhibit 99.1

VINCI PARTNERS ANNOUNCES R$215 MILLION CAPITAL RAISE FOR OFFICE REIT

Rio de Janeiro, January 25, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today the closing of the sixth issue of additional quotas for Vinci Offices FII (“VINO” or “the Fund”), a listed office REIT managed by Vinci Partners’ Real Estate segment.

VINO is a perpetual capital listed REIT, focused on income generation to its quotaholders through the acquisition of office properties in Brazil. This fundraise adds R$215 million of perpetual capital to Vinci Partners’ assets under management (“AUM”) in private market strategies.

With the offering’s proceeds the Fund has acquired Globo Comunicação e Participações’ (“Grupo Globo” or “the Company”) headquarters and studios located in the city of São Paulo, through a R$522 million sale and leaseback transaction with Grupo Globo, the largest media conglomerate in Latin America, reaching full deployment status.

Leandro Bousquet, partner, and Head of Real Estate for Vinci Partners, said, “After our pioneer share swap transaction in our shopping mall REIT, we are extremely pleased to announce our new partnership with Grupo Globo in our office REIT, as the Company becomes a relevant quotaholder of VINO. The Fund has added to its portfolio a high-quality asset and a notable tenant through a fifteen-year lease contract. This acquisition is extremely strategic for VINO as it increases our exposure to atypical long-term contracts and to assets located in São Paulo, the most relevant market in Brazil for office properties.”

About Vinci Partners Real Estate

Vinci Partners’ Real Estate strategy is primarily focused on the acquisition of core, income-generating assets through public real estate funds (REITs). Our real estate strategy invests across various sub-strategies including shopping malls, industrial and logistics, offices, urban commercial properties, and financial instruments related to real estate assets. The team also manages opportunistic development funds.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control.

Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240